FORM U-3A-2


                                                       Annual Filing--1997
                                                       File No. 69-315


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

       Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935.


                      To Be Filed Annually Prior to March 1

                           CENTERIOR ENERGY CORPORATION


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption the following information is submitted.

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

Centerior Energy Corporation ("Centerior") was incorporated in the State of Ohio in 1985. The principal executive offices of Centerior are located in Independence, Ohio. Centerior is a Holding Company within the meaning of Section 2(a)(7) of the Public Utility Holding Company Act of 1935 (the "Act").

Centerior's principal business is the holding of all of the outstanding common stock of six subsidiaries which are The Cleveland Electric
Illuminating Company ("CEI"), The Toledo Edison Company ("TE"),
Centerior Service Company ("CSC"), Centerior Properties Company ("CPC"), Centerior Enterprises Company ("Enterprises"), and Market Responsive Energy, Inc. ("MRE").

CEI was incorporated under the laws of the State of Ohio in 1892 and is a public utility engaged primarily in the generation, transmission, distribution and sale of electric energy to an area of approximately 1,700 square miles in northeastern Ohio, including Cleveland, extending about 100 miles along the southern shore of Lake Erie west from Pennsylvania. During the 12 months ended December 31, 1996, all of CEI's operating revenues were derived from the sale of electricity.

TE was incorporated under the laws of the State of Ohio in 1901 and is a public utility engaged primarily in the generation, transmission, distribution and sale of electric energy in Toledo and northwestern Ohio, covering an area of approximately 2,500 square miles. During the 12 months ended December 31, 1996, all of TE's operating revenues were derived from the sale of electricity.

CSC was incorporated under the laws of the State of Ohio in 1986 and is a service company that has entered into service agreements in the State of Ohio concerning management, engineering, legal, finance, nuclear operations, construction, systems dispatch and certain other matters with CEI, TE and Centerior.

CPC is an Ohio corporation organized on March 23, 1929 that is involved in real estate activities.

Enterprises is an Ohio corporation organized on July 28, 1971 whose principal business presently involves the ownership of stock investments in certain non-utility ventures.

MRE is an Ohio corporation organized June 30, 1995 that is a power marketer in the wholesale power markets.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

Centerior owns no such property and CSC, CPC, Enterprises, and MRE are not public utilities.

CEI

CEI's generating properties consist of all or a portion of (i) 15 units at four fossil fuel plants including the Avon Lake Plant, located in Avon Lake, Ohio, the Lake Shore Plant, located in Cleveland, Ohio, the Eastlake Plant, located in Eastlake, Ohio, and the Ashtabula Plant, located in Ashtabula, Ohio; (ii) a 454 megawatt share of Davis-Besse Nuclear Power Station located in Oak Harbor, Ohio; and (iii) a 351 megawatt share of a pumped storage hydroelectric plant (the Seneca Plant) located in Warren, Pennsylvania. These six CEI-owned plants have a net demonstrated capability of 3,279 megawatts during the winter, although this includes the Lake Shore Plant (245 megawatts), which is on cold standby status and can be returned to service, if needed.

On September 30, 1987, CEI sold essentially all of its 470 megawatt undivided tenant-in-common interests in Units 1, 2 and 3 of the Mansfield Plant located in Shippingport, Pennsylvania. As a result of separate sale and leaseback transactions completed on that date, CEI and TE are co-lessees of 6.5% (51 megawatts), 45.9% (358 megawatts) and 44.38% (355 megawatts) of Units 1, 2 and 3, respectively, of the coal-fired Mansfield Plant for terms of about 29-1/2 years.

CEI also owns a 371 megawatt share of Perry Nuclear Power Plant Unit No. 1 (Perry Unit 1) located in Perry, Ohio, which was placed in commercial operation on November 18, 1987. In addition, CEI owns a 201 megawatt share of Beaver Valley Nuclear Power Station Unit No. 2 located in Shippingport, Pennsylvania, which was placed in commercial operation on November 17, 1987 and leases, as co-lessee with TE, another 18.26% (150 megawatts) of Beaver Valley Unit 2 for a term of about 29-1/2 years.

CEI owns the transmission facilities located in the area it serves in northeastern Ohio for transmitting electric energy to all of its customers, except for one 5.5 mile 138kV transmission line that CEI leases from the City of Cleveland. The portions of the transmission lines located in Pennsylvania to the Seneca Plant, Mansfield Plant and the Beaver Valley Power Station are not owned by CEI. CEI has a transmission interconnection with Pennsylvania Electric Company which provides for transmission of electric energy from the Seneca Plant.

CEI also has interconnections with Ohio Edison Company which provide for the transmission of electric energy from the Mansfield Plant and the Beaver Valley Nuclear Power Station, and also interconnects with AEP (Ohio Power).

CEI's transmission facilities consist of transmission lines and transmission substations operating at various voltages between 11,000 volts and 345,000 volts.

CEI owns the distribution facilities located in the area it serves in northeastern Ohio for distributing electric energy to all of its customers. These distribution facilities consist primarily of distribution lines and distribution substations and related service facilities and are used to serve electric energy to customers pursuant to franchises granted by the State of Ohio and, in some instances, by municipalities.

TE

TE's generating properties consist of (i) one wholly-owned fossil fuel electric generating stations, Acme and Bay Shore, located in Lucas County, Ohio; and (ii) a 429 megawatt share of Davis-Besse Nuclear Power Station located in Oak Harbor, Ohio. TE also owns five internal combustion turbine generator units with an aggregate capability of 77 megawatts located in northwestern Ohio. These TE-owned plants have a net demonstrated capability of 1,137 megawatts during the winter.

On September 30, 1987, TE sold essentially all of its 294 megawatt undivided tenant-in-common interests in Units 2 and 3 of the Mansfield Plant located in Shippingport, Pennsylvania. As a result of separate sale and leaseback transactions completed on that date, TE and CEI are co-lessees of 6.5% (51 megawatts), 45.9% (358 megawatts) and 44.38% (355 megawatts) of Units 1, 2 and 3, respectively, of the coal-fired Mansfield Plant for terms of about 29-1/2 years.

TE also owns a 238 megawatt share of Perry Unit 1. On September 30, 1987 TE sold about 18.26% (150 megawatts) of its undivided tenant-in-common interests in Beaver Valley Power Station Unit No. 2 located in Shippingport, Pennsylvania (TE had owned 19.91% (163 megawatts) and has retained about a 1.65% interest in that Unit). On the same day, the purchasers leased those interests to TE (with CEI as co-lessee) for a term of about 29-1/2 years. TE is selling 150 megawatts of its Beaver Valley Unit 2 leased capacity entitlement to CEI. This sale commenced in November 1988 and it is anticipated that it will continue at least until 1998.

TE's transmission facilities consist of transmission lines and transmission substations operating at various voltages between 23,000 volts and 345,000 volts. TE owns the transmission facilities located in the area it serves in northwestern Ohio for transmitting electric energy to all of its customers. The portions of the transmission lines located in Pennsylvania to the Mansfield Plant and the Beaver Valley Power Station are not owned by TE. TE has interconnections with Ohio Edison Company which provide for the transmission of electric energy from the Mansfield Plant and the Beaver Valley Nuclear Power Station. TE also has transmission interconnections with Consumers Power Company, Detroit Edison and AEP (Ohio Power).

TE owns the distribution facilities located in the area it serves in northwestern Ohio for distributing electric energy to all of its customers. These distribution facilities consist primarily of distribution lines and distribution substations and related service facilities and are used to serve electric energy to its customers.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

      Centerior         CEI            Toledo Edison            CSC
        N/A         21,520,456,000     11,054,347,000           N/A
                        kwh                 kwh

(b) Number of kwh of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

     Centerior          CEI            Toledo Edison            CSC
       N/A              None                None                N/A

(c) Number of kwh of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

    Centerior           CEI            Toledo Edison            CSC
      N/A          1,323,238,000        306,565,000             N/A
                        kwh                 kwh

(d) Number of kwh of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

    Centerior           CEI           Toledo Edison             CSC
      N/A           110,948,000*      (72,221,000)*             N/A
                        kwh                kwh

____________________
* Net Kwh of purchases and non-monetary power exchange transactions with wholesale customers outside the State.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

Not applicable.

(b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

Not applicable.

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding claiming exemption or another system company, other than the EWG or foreign utility company.

Not applicable.

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

Not applicable.

(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

Not applicable.

Attached hereto as Exhibit A is a consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 1997.


                              CENTERIOR ENERGY CORPORATION
                              (Name of Claimant)



                             By:TERRENCE G. LINNERT
                                Terrence G. Linnert, Senior Vice
                                President, Chief Financial Officer
                                and General Counsel


                           (Centerior Energy Corporation has no seal)




ATTEST:


JANIS T. PERCIO, SECRETARY
Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


Janis T. Percio                                       Secretary
(Name)                                                  (Title)


Centerior Energy Corporation, P. O. Box 94661, Cleveland, Ohio
44101-4661
(Address)




                                    EXHIBIT A

                        CONSOLIDATING FINANCIAL STATEMENTS OF
                 THE CENTERIOR ENERGY CORPORATION AND SUBSIDIARIES
                                    FOR 1996

                                   (UNAUDITED)


The following consolidating balance sheet at December 31, 1996 and the consolidating income statement and retained earnings statement for the twelve months ended December 31, 1996 are for the Centerior Energy Corporation (Centerior Energy) and Subsidiaries.

Centerior Energy was organized in 1985 and acquired The Cleveland Electric Illuminating Company and Subsidiaries (Cleveland Electric or CEI) and The Toledo Edison Company (Toledo Edison or TE) on April 29, 1986. This business combination was accounted for as a pooling of interests. The consolidating financial statements also include the accounts of Centerior Energy's wholly owned subsidiary, Centerior Service Company (Service Company or CSC), which was incorporated in 1986. The Service Company provides, at cost, management, financial, administrative, engineering, legal and other services to Centerior Energy, Cleveland Electric and Toledo Edison (Centerior Utilities). The consolidating financial statements also include the accounts of three other wholly owned subsidiaries of Centerior Energy: Centerior Properties Company (CPC), Centerior Enterprises Company (Enterprises) and Market Responsive Energy, Inc. (MRE). All significant intercompany items have been eliminated in consolidation.

Centerior Energy and the Centerior Utilities follow the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission and adopted by The Public Utilities Commission of Ohio (PUCO). The Service Company follows the Uniform System of Accounts for Mutual Service Companies as prescribed by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935.






CENTERIOR ENERGY CORPORATION AND SUBSIDIARIES
              INCOME STATEMENT - YTD
    For Twelve Months Ended December 1996
            (Thousands of Dollars)
                 (Unaudited)

                                                                         CX        CX                 Interco.
                                        CEI                              Energy    Ent.               Elimin.           CEC
                                       & Sub.       TE         CSC       Corp.     Co.       CPC      Reclass.       Consolidated
                                     ---------   ---------  ---------   --------  -------  --------  ----------    --------------
  OPERATING REVENUES
    Electric                         1,789,961     897,259         -           -     -            -   (133,971) (1)  2,553,249
    Service Company Revenues                 -           -   208,612           -     -            -   (208,612) (2)          -

  OPERATING EXPENSES
    Fuel and Purchased Power           407,633     168,908         -           -     -            -   (111,771) (3)    464,770
    Other Operation and Maintenance    426,436     231,005   201,097         251     -            -   (224,127) (4)    634,662
    Generation Facilities Rental
        Expense, Net                    55,566     103,874         -            -    -            -          -         159,413
    Depreciation and Amortization      210,547      93,721         -            -    -            -          -         304,268
    Taxes, Other Than Fed Income Taxes 229,856      89,647     6,788          351    -            -     (6,788) (5)    319,854
    Deferred Operating Expenses, Net    26,076      17,041         -            -    -            -          -          43,118
    Federal Income Taxes                75,227      36,275       541         (211)   -            -       (541) (6)    111,290
                                    ----------    --------  --------  -----------  -------   -------  -----------    ----------
    Total Operating Expenses         1,431,341     740,444   208,426          391    -            -     (343,227)    2,037,376
                                    ----------    --------  --------  -----------  -------   -------  -----------    ----------
  OPERATING INCOME                     358,620     156,816       186         (391)   -            -          644       515,874

  NON OPERATING INCOME
    AFUDC - Equity                       2,014       1,045         -            -    -            -            -         3,059
    Other Income and Deductions, Net   (10,210)    (10,404)     (186)     122,045  348        2,837     (121,918) (7)  (17,488)
    Deferred Carrying Charges                -           -         -            -    -            -            -             -
    Federal Income Taxes - Cr (Exp)      6,107       4,774         -         (589)   -         (995)           -         9,297
                                    ----------    --------   --------  -----------  ----     --------  ----------    ----------
    Total Nonoperating Income           (2,089)     (4,585)     (186)     121,457  348        1,842     (121,918)       (5,132)

  INCOME BEFORE INTEREST CHARGES       356,531     152,230         -      121,065  348        1,842     (121,275)      510,741

  INTEREST CHARGES
    Long-term Debt                     238,394      90,488         -            -    -            -            -       328,882
    Short-term Debt                      3,694       5,280         -            -    -            -         (911) (8)    8,063
    AFUDC - Borrowed Funds              (2,110)       (827)        -            -    -            -            -        (2,938)
                                     ----------   ---------  --------  -----------  ----     ---------   ---------     --------
    Net Interest Charges               239,978      94,941         -            -    -            -         (911)      334,007


  INCOME AFTER INTEREST CHARGES        116,553      57,289         -      121,065  348        1,842     (120,363)      176,734

  PREF & PREFERENCE DIV REQ OF SUBS          -           -         -            -    -            -       55,669  (9)   55,669
                                     ---------    ---------   --------  ----------- ----     --------  ----------      -------
  NET INCOME                           116,553       57,289        -      121,065   348        1,842    (176,032)      121,065
                                    ==========    =========   ========  =========== ====     ========  ===========     =======

  PREF & PREFERENCE DIV REQUIREMENT    38,743        16,926        -            -     -            -     (55,669) (9)        -
                                    ----------    ---------   --------  ----------- ----     --------  -----------     -------
  EARNINGS AVAILABLE FOR COMMON STOCK  77,810        40,363        -      121,065   348        1,842    (120,363)      121,065
                                    ===========   ==========  ========  =========== ====     ========  ===========     =======
  AVERAGE COMMON SHARES OUTSTANDING                                                                            -       148,027
                                                                                                       ===========     =======
  EARNINGS PER COMMON SHARE                                                                                    -           .82
                                                                                                       ===========     ========





          CENTERIOR ENERGY CORPORATION AND SUBSIDIARIES
                         INCOME STATEMENT
          INTERCOMPANY ELIMINATIONS & RECLASSIFICATIONS
                For Year Ended December 31,  1996
                      (Thousands of Dollars)

          1. Operating Revenue - Electric
          -------------------------------
             Centerior Utilities transmission line revenues                                          (1,605)
             Centerior Utilities microwave line revenues                                                (98)
             Centerior Utilities wheeling revenues                                                      (72)
             Centerior Utilities A&G revenues                                                          (284)
             Centerior Utilities sales for resale                                                  (111,771)
             Centerior Utilities Labor Additive revenues                                            (10,381)
             Centerior Utilities Production Revenues                                                 (9,760)
                                                                                            ----------------
          OPERATING REVENUES                                                                       (133,971)

          2. Service Company Revenues
                                                                                            ----------------
          ---------------------------
             Service Company Revenues                                                              (208,612)


          3. Fuel and Purchased Power
          ---------------------------
             Centerior Utilities purchased power expenses                                          (111,771)


          4. Other Operation and Manitenance
          ---------------------------------
             Centerior Utilities transmission line billings                                          (1,605)
             Centerior Utilities microwave line billings                                                (98)
             Centerior Utilities A&G expense billings                                               (10,046)
             Centerior Utilities overhead expense billings                                          (10,381)
             Centerior Utilities working capital billings                                              (830)
             Service Company expenses (less Taxes Other Than Income)                               (201,095)
             Centerior Utilities rental expense billings                                                  -
             Centerior Utilities wheeling expenses                                                      (72)
                                                                                            ----------------
          Other Operation and Maintenance                                                          (224,127)

          5. Taxes, Other Than Income Taxes
          ---------------------------------

             Service Company Taxes, other than income taxes                                          (6,788)

          6. Federal Income Taxes
          -----------------------
            Service Company federal income taxes                                                       (541)


          7. Other Income and Deductions
          ------------------------------
             Centerior Utilities working capital billings                                              (830)
             Centerior Utilities Rental Billings                                                          -
             Centerior Utilities interest income                                                       (911)
             Centerior Utilities equity earnings                                                   (120,363)
             Service Company other income & deductions                                                  186
                                                                                            ----------------
                                                                                                   (121,918)

          8. Short Term Debt
          ------------------
             Centerior Utilities interest expense                                                      (911)


          9. Preferred Dividend Requirement of Centerior Utilities                                   55,669
          --------------------------------------------------------




CENTERIOR ENERGY CORPORATION AND SUBSIDIARIES
                  BALANCE SHEET                                                               Page 1 of 4
               At December 31, 1996
            (Thousands of Dollars)
                 (Unaudited)

                                                            The Cleveland
                                                               Electric        The Toledo     Centerior     Centerior
                                                             Illuminating        Edison        Service       Energy
                                                              Co. & Sub.         Company       Company       Company
                                                           ---------------  ---------------  ------------  ------------
           ASSETS
  PROPERTY, PLANT AND EQUIPMENT
    Utility Plant In Service                                    6,938,535        2,928,657             -             -
    Accumulated Depreciation and Amortization                  (2,252,321)      (1,019,836)            -             -
                                                           ---------------  ---------------  ------------  ------------
                                                                4,686,214        1,908,821             -             -
    Construction Work In Progress                                  56,853           21,479             -             -
                                                           ---------------  ---------------  ------------  ------------
                                                                4,743,067        1,930,300             -             -
    Nuclear Fuel, Net of Amortization                             113,030           76,118             -             -
    Other Property, Less Accummulated Depreciation                 53,547            8,460             -             -
                                                           ---------------  ---------------  ------------  ------------
                                                                4,909,644        2,014,878             -             -

  CURRENT ASSETS
    Cash and Temporary Cash Investments                            30,273           81,454           268        12,220
    Amounts Due from Customers and Others, Net                    186,681          108,144        67,778           665
    Unbilled Revenues                                               8,500            3,500             -             -
    Material & Supplies Owned, At Avg Cost                         51,686           33,160             -             -
    Material & Supplies Under Consignment                          23,655           10,383             -             -
    Taxes Applicable to Succeeding Years                          181,609           68,352             -             -
    Other                                                          15,237            3,479         1,209         4,351
                                                           ---------------  ---------------  ------------  ------------
                                                                  497,641          308,472        69,255        17,236
  REGULATORY AND OTHER ASSETS
    Regulatory Assets                                           1,349,693          937,630          (240)            -
    Nuclear Plant Decommissioning Trusts                           75,573           64,093             -             -
    Other                                                          44,980           42,407         2,628           586
                                                           ---------------  ---------------  ------------  ------------
                                                                1,470,246        1,034,130         2,388           586
                                                           ---------------  ---------------  ------------  ------------

     Investments In Associated Companies                                -                -             -     1,978,878
                                                           ---------------  ---------------  ------------  ------------
                                                                6,877,531        3,357,480        71,643     1,996,700
                                                           ===============  ===============  ============  ============




CENTERIOR ENERGY CORPORATION AND SUBSIDIARIES
                  BALANCE SHEET                                                                      Page 2 of 4
               At December 31, 1996
            (Thousands of Dollars)
                 (Unaudited)

                                                                                  Intercompany
                                                      Centerior    Centerior      Eliminations
                                                     Enterprises   Properties       & Reclass-
                                                       Company      Company         ifications         Consolidated
                                                      ----------  ------------  ----------------     ----------------
           ASSETS
  PROPERTY, PLANT AND EQUIPMENT
    Utility Plant In Service                                  -             -                 -            9,867,193
    Accumulated Depreciation and Amortization                 -             -                 -           (3,272,158)
                                                      ----------  ------------  ----------------     ----------------
                                                              -             -                 -            6,595,035
    Construction Work In Progress                           337             -                 -               78,669
                                                      ----------  ------------  ----------------     ----------------
                                                            337             -                 -            6,673,704
    Nuclear Fuel, Net of Amortization                         -             -                 -              189,148
    Other Property, Less Accummulated Depreciation          462        26,821                 -               89,291
                                                      ----------  ------------  ----------------     ----------------
                                                            799        26,821                 -            6,952,143

  CURRENT ASSETS
    Cash and Temporary Cash Investments                   7,449         6,405                 -              138,068
    Amounts Due from Customers and Others, Net            5,140         1,509          (169,237) (1)         200,680
    Unbilled Revenues                                         -             -                 -               12,000
    Material & Supplies Owned, At Avg Cost                    -             -                 -               84,846
    Material & Supplies Under Consignment                     -             -                 -               34,039
    Taxes Applicable to Succeeding Years                      -             -                 -              249,961
    Other                                                     7             -                 -               24,283
                                                      ----------  ------------  ----------------     ----------------
                                                         12,596         7,914          (169,237)             743,877
  REGULATORY AND OTHER ASSETS
    Regulatory Assets                                         -             -                 -            2,277,083
    Nuclear Plant Decommissioning Trusts                      -             -                 -              139,667
    Other                                                 32,578           306           (26,051) (2)          97,432
                                                      ----------  ------------  ----------------     ----------------
                                                         32,578           306           (26,051)           2,514,182
                                                      ----------  ------------  ----------------     ----------------

     Investments In Associated Companies                      -             -        (1,978,878) (3)               -
                                                      ----------  ------------  ----------------     ----------------
                                                         45,973        35,041        (2,174,166)          10,210,202
                                                      ==========  ============  ================     ================





CENTERIOR ENERGY CORPORATION AND SUBSIDIARIES
                  BALANCE SHEET                                                                        Page 3 of 4
               AT December 31, 1996
            (Thousands of Dollars)
                 (Unaudited)

                                                       The Cleveland
                                                          Electric        The Toledo     Centerior     Centerior
                                                        Illuminating        Edison        Service       Energy
                                                         Co. & Sub.         Company       Company       Company
                                                      ---------------  ---------------  ------------  ------------
           CAPITALIZATION AND LIABILITIES
  CAPITALIZATION
    Long-Term Debt                                         2,441,215        1,003,026             -             -
     Preferred Stock                                         424,443          213,355             -             -
    Common Stock Equity                                    1,044,283          803,237        24,235     1,986,855
                                                      ---------------  ---------------  ------------  ------------
                                                           3,909,941        2,019,618        24,235     1,986,855

  CURRENT LIABILITIES
    Current Portion of Long Term Debt and Preferred          144,668           51,365             -             -
    Current Portion of Lease Obligations                      51,592           36,244             -             -
    Accounts Payable                                         254,127           76,512         7,544         8,016
    Accrued Taxes                                            315,998           72,829          (381)         (535)
    Accrued Interest                                          52,487           22,348            (9)            -
    Dividends Declared                                        15,228                -             -             -
    Other                                                     43,672           18,722        10,172            87
                                                      ---------------  ---------------  ------------  ------------
                                                             877,772          278,020        17,326         7,568
  DEFERRED CREDITS AND OTHER LIABILITIES
    Unamortized Investment Tax Credits                       176,130           75,417             -             -
    Accumulated Deferred Federal Income Taxes              1,305,601          565,600         2,526         1,550
    Unamortized Gain - Bruce Mansfield Sale                  295,730          179,027             -             -
    Accumulated Def. Rents for Bruce Mansfield
      plant and Beaver Valley Unit 2                          98,767           39,188             -             -
    Nuclear Fuel Lease Obligations                            73,947           48,491             -             -
    Retirement Benefits                                       72,843          102,214        23,938             -
    Other                                                     66,800           49,905         3,618           727
                                                      ---------------  ---------------  ------------  ------------
                                                           2,089,818        1,059,842        30,082         2,277
                                                      ---------------  ---------------  ------------  ------------

                                                           6,877,531        3,357,480        71,643     1,996,700
                                                      ===============  ===============  ============  ============





  CENTERIOR ENERGY CORPORATION AND SUBSIDIARIES
                  BALANCE SHEET                                                                         Page 4 of 4
               AT December 31, 1996
            (Thousands of Dollars)
                 (Unaudited)

                                                                                  Intercompany
                                                      Centerior    Centerior      Eliminations
                                                     Enterprises   Properties       & Reclass-
                                                       Company      Company         ifications         Consolidated
                                                      ----------  ------------  ----------------     ----------------
           CAPITALIZATION AND LIABILITIES
  CAPITALIZATION
    Long-Term Debt                                            -             -                 -            3,444,241
     Preferred Stock                                          -             -                 -              637,798
    Common Stock Equity                                  35,674        31,995        (1,939,425) (4)       1,986,855
                                                      ----------  ------------  ----------------     ----------------
                                                         35,674        31,995        (1,939,425)           6,068,894

  CURRENT LIABILITIES
    Current Portion of Long Term Debt and Preferred           -             -                 -              196,033
    Current Portion of Lease Obligations                      -             -                 -               87,836
    Accounts Payable                                      9,775            96          (218,065) (5)         138,005
    Accrued Taxes                                           306           797                 -              389,014
    Accrued Interest                                          -             -                 -               74,826
    Dividends Declared                                        -             -            (1,251) (6)          13,977
    Other                                                     -             -                 -               72,653
                                                      ----------  ------------  ----------------     ----------------
                                                         10,081           893          (219,316)             972,344
  DEFERRED CREDITS AND OTHER LIABILITIES
    Unamortized Investment Tax Credits                        -             -                 -              251,547
    Accumulated Deferred Federal Income Taxes                 -         1,646                 -            1,876,924
    Unamortized Gain - Bruce Mansfield Sale                   -             -                 -              474,757
    Accumulated Def. Rents for Bruce Mansfield
      plant and Beaver Valley Unit 2                          -             -                 -              137,956
    Nuclear Fuel Lease Obligations                          217             -                 -              122,655
    Retirement Benefits                                       -             -           (15,423) (2)         183,571
    Other                                                     1           507                (2) (7)         121,554
                                                      ----------  ------------  ----------------     ----------------
                                                            218         2,153           (15,425)           3,168,964
                                                      ----------  ------------  ----------------     ----------------

                                                          45,973       35,041        (2,174,166)          10,210,202
                                                      ==========  ============  ================     ================




          CENTERIOR ENERGY CORPORATION AND SUBSIDIARIES
                        BALANCE SHEET
          INTERCOMPANY ELIMINATIONS & RECLASSIFICATIONS
                 For Year Ended December 31, 1996
                     (Thousands of Dollars)


          1. Amounts Due From Affiliates
          ------------------------------
             Intercompany receivables/payables                                 (169,237)

          2. Deferred Charges - Other
          ---------------------------
             Reclassification of Cleveland Electric's
               Pension Cost Accrual                                             (15,423)
               Other                                                            (10,628)
                                                                        ----------------
                                                                                (26,051)

          3. Investment In Associated Companies
          -------------------------------------
             Centerior Utilities Investment/Equity Elimination                 (286,728)
             Centerior Utilities Loan From Centerior Energy                     (29,801)
             Centerior Utilities Common Stock Elimination                    (1,919,312)
             Undistributed Income                                               256,963
                                                                        ----------------
                                                                             (1,978,878)
          4. Common Stock Equity
          ----------------------
             Centerior Utilities Investment/Equity Elimination                 (278,229)
             Common Equity                                                   (1,919,410)
             Retained Earnings                                                  258,213
                                                                        ----------------
                                                                             (1,939,426)
          5. Accounts and Notes Payable to Affiliates
          -------------------------------------------
             Centerior Utilities Loan From Centerior Energy                           -
             Intercompany receivables/payables;
                and Mortgage Debt Reclass                                      (218,065)
                                                                        ----------------
                                                                               (218,065)
          6. Dividends
          ------------
             Preferred Dividend Accrual Adjustment                               (1,251)


          7. Deferred Credit - Other
          --------------------------
             Elimination of Intercompany receivables/payables                        (2)






RETAINED EARNINGS
For Year Ended December 31, 1996
(Thousands of Dollars)
  (Unaudited)
                              The Cleveland
                               Electric    The                                                                 Centerior
                              Illuminatin  Toledo  CenteriorCenterior Centerior  Centerior  Intercompany         Energy
                              Company and Edison   Service   Energy   EnterprisesProperties Eliminations &    Corporation
                              Subsidiary  Company  Company   Company   Company    Company  Reclassifications  Consolidated
                              ---------- --------- -------- --------- ---------- --------- ---------------   -------------
Retained Earnings (Deficit)
  at December 31, 1995         (193,146)  (34,926)       -  (336,100)      (550)   11,168         217,454 (1)    (336,100)


ADDITIONS
  Net Income for the twelve months
  ended at December 31, 1996    116,553    57,289        -   121,065        348     1,842        (176,032)(2)     121,065

DEDUCTIONS
  Dividends Declared
    Common Stock                160,816         -        -   118,422          -         -        (160,816)(3)     118,422
    Preferred Stock              38,734    16,926        -         -          -         -         (55,660)(4)           -
                              ---------- --------- -------- --------- ---------- --------- ---------------   -------------
      Total Dividends           199,550    16,926        -   118,422          -         -        (216,476)        118,422
                              ---------- --------- -------- --------- ---------- --------- ---------------   -------------
    Other                           315         -        -       313          -         -            (315)(5)         313
                              ---------- --------- -------- --------- ---------- --------- ---------------   -------------
      Total Deductions          199,865    16,926        -   118,735          -         -        (216,791)        118,735
                              ---------- --------- -------- --------- ---------- --------- ---------------   -------------

Retained Earnings (Deficit)
  at December 31, 1996         (276,458)    5,437        -  (333,770)      (202)   13,010         258,213        (333,770)
                              ========== ========= ======== ========= ========== ========= ===============   =============






CENTERIOR ENERGY CORPORATION AND SUBSIDIARIES
              RETAINED EARNINGS
          INTERCOMPANY ELIMINATIONS
      For Year Ended December 31,  1996
               (Unaudited)



1.  Cumulative differences at beginning of year                                           217,454

2.  Centerior Utilities net income                                                       (176,032)

3.  Common stock dividends paid by Centerior Utilities to Centerior Energy               (160,816)

4.  Preferred stock dividends included in consolidated net income                         (55,660)

5.  Preferred stock redemption expenses of Centerior Utilities recorded
    by Centerior Energy                                                                      (315)






CENTERIOR ENERGY CORPORATION AND SUBSIDIARIES            The Cleveland                       Centerior
               CASH FLOWS                                  Electric                           Energy
  For Twelve Months Ended December 31, 1996              Illuminating The Toledo Centerior  Corporation
          (Thousands of Dollars)                         Company and    Edison    Service       and     Intercompany
               (Unaudited)                                Subsidiary   Company    Company  Subsidiaries Eliminations    Consolidated
                                                         ------------ ---------- --------- ------------ ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                                                 116,553      57,289                121,065    (173,842)(1)     121,065
                                                             -------    --------               --------    --------         -------
  Adjustments to Reconcile Net Income
  to Cash from Operating Activities:
    Depreciation and amortization                            210,547      93,721                                            304,268
    Deferred federal income taxes                             24,973      17,919     1,221         (408)     (1,221)(2)      42,484
    Unbilled revenues                                          4,500      (7,156)                                            (2,656)
    Deferred fuel                                              7,439       9,195                                             16,634
    Leased nuclear fuel amortization                          45,987      33,294                                 (1)         79,280
    Amortization of deferred operating expenses, net          26,076      17,041                                  1          43,118
    Allowance for equity funds used during construction       (2,014)     (1,045)                                            (3,059)
    Changes in amounts due from customers and others, net     (3,914)     (2,454)     (375)         921      (4,559)(3)     (10,381)
    Net proceeds from accounts receivable securitization      64,891      78,461                                            143,352
    Changes in materials and supplies                         25,589       5,697                                 (1)         31,285
    Changes in accounts payable                               (6,344)     (9,737)    1,590         (577)        164 (4)     (14,904)
    Changes in working capital affecting operations           11,041        (501)   (6,977)         916       1,339 (5)       5,818
    Other noncash items                                       (7,488)    (10,203)              (118,173)    118,173 (6)     (17,691)
                                                             -------     -------   -------      -------     -------         -------
      Total Adjustments                                      401,283     224,232    (4,541)    (117,321)    113,895         617,548
                                                             -------     -------   -------      -------     -------         -------
        Net Cash from Operating Activities                   517,836     281,521    (4,541)       3,744     (59,947)        738,613

CASH FLOWS FROM FINANCING ACTIVITES
  Notes payable to affiliates                                106,618     (20,950)                           (85,668)(7)
  Reacquired common stock                                                                           (20)                        (20)
  Equity contributions from parent                                                   2,102       (2,102)
  Maturities, redemptions and sinking funds                 (289,975)    (73,128)                                          (363,103)
  Nuclear fuel lease obligations                             (51,730)    (38,645)                                           (90,375)
  Dividends paid                                            (200,141)    (16,926)              (118,422)    217,067 (8)    (118,422)
  Premiums, discounts and expenses                              (307)       (260)                                              (567)
                                                             -------     -------   -------      -------     -------         -------
        Net Cash from Financing Activities                  (435,535)   (149,909)    2,102     (120,544)    131,399        (572,487)

CASH FLOWS FROM INVESTING ACTIVITIES
  Cash applied to construction                              (103,478)    (47,134)                                          (150,612)
  Interest capitalized as AFUDC - borrowed                    (2,110)       (827)                                (1)         (2,938)
  Loans to affiliates                                                    (81,817)                (3,851)     85,668 (9)
  Contributions to nuclear plant decommissioning trusts      (11,989)    (10,071)                                           (22,060)
  Investment in partnership                                                                     (23,245)                    (23,245)
  Other cash received (applied)                               (4,221)     (3,978)    2,477      154,600    (157,119)(10)     (8,241)
                                                             -------     -------   -------      -------     -------        --------
        Net Cash from Investing Activities                  (121,798)   (143,827)    2,477      127,504     (71,452)       (207,096)
                                                             -------     -------   -------      -------     -------        --------
NET CHANGE IN CASH AND TEMPORARY CASH INVESTMENTS            (39,497)    (12,215)       38       10,704                     (40,970)
CASH AND TEMPORARY CASH INVESTMENTS AT BEGINNING OF YEAR      69,770      93,669       230       15,369                     179,038
                                                             -------     -------   -------      -------     -------        --------
CASH AND TEMPORARY CASH INVESTMENTS AT END OF YEAR            30,273      81,454       268       26,073                     138,068
                                                             =======     =======   =======      =======     =======        ========

Interest payments (net of amounts capitalized)               237,000      92,000                             (1,000)(11)    328,000
Federal income tax payments                                   29,732      15,950       182          118                      45,982




                       CENTERIOR ENERGY CORPORATION AND SUBSIDIARIES
                                        CASH FLOWS
                           For Twelve Months Ended December 31, 1996
                                  INTERCOMPANY ELIMINATIONS
                                   (Thousands of Dollars)
                                        (Unaudited)


 1. Elimination of equity earnings from Centerior Utilities                        (118,173)
    Adjustment for Centerior Utilities preferred dividend requirements              (55,669)
                                                                                  ---------
                                                                                   (173,842)

 2. Elimination of miscellaneous intercompany federal taxes                          (1,221)

 3. Elimination of intercompany receivables and other                                (4,559)

 4. Elimination of intercompany payables and other                                      164

 5. Elimination of miscellaneous intercompany working capital items                   1,339

 6. Elimination of equity earnings from Centerior Utilities                         118,173

 7. Elimination of intercompany loans between Centerior affiliates                  (85,668)

 8. Elimination of dividends paid to Centerior Energy                               160,816
    Elimination of Centerior Utilities preferred dividends included in net income    55,669
    Elimination of miscellaneous intercompany equity transactions                       582
                                                                                  ---------
                                                                                    217,067

 9. Elimination of intercompany loans between Centerior affiliates                   85,668

10. Elimination of change in Centerior Energy Corp equity investment due
      to Centerior Utilities dividends                                             (160,816)
    Elimination of miscellaneous intercompany federal taxes                           1,221
    Elimination of intercompany receivables and other                                 4,559
    Elimination of intercompany payables and other                                     (164)
    Elimination of miscellaneous intercompany working capital items                  (1,339)
    Elimination of intercompany loans between Centerior affiliates                   85,668
    Elimination of intercompany loans between Centerior affiliates                  (85,668)
    Elimination of miscellaneous intercompany equity transactions                      (582)
    Elimination of miscellaneous rounding                                                 2
                                                                                  ---------
                                                                                   (157,119)

11. Elimnation of miscellaneous intercompany interest payments                      (1,000)



                              EXHIBIT B
                       FINANCIAL DATA SCHEDULE


If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. This Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

          Item No.             Caption Heading

             1                 Total Assets
             2                 Total Operating Revenues
             3                 Net Income




                             EXHIBIT C



An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.




                           NOT APPLICABLE